SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87
4 - NIRE (Corporate Registry ID) 35300314441

01.02 - HEADQUARTERS

1 - ADDRESS RUA TAMOIOS, 246			2 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04630-000	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 5033-4343	8 - TELEPHONE 5033-4226	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 5033-4224	13 - FAX 5033-6989	14 - FAX -
15 - E-MAIL sabarros@golnaweb.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME RICHARD FREEMAN LARK
2 - ADDRESS RUA TAMOIOS, 246			3 - DISTRICT JD. AEROPORTO
4 - ZIP CODE 04630-000	5 - CITY SÃO PAULO		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 5033-4226	9 - TELEPHONE 5033-7222	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 5033-6989	14 - FAX -	15 - FAX -
15 - E-MAIL ri@golnaweb.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2005	12.31.2005	2	04.01.2005	06.30.2005	1	01.01.2005	03.31.2005
09 - INDEPENDENT ACCOUNTANT ERNEST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE ADILSON BIROLLI GONZALES					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 058.622.728-87

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 06/30/2005	2 - PREVIOUS QUARTER 03/31/2005	3 - SAME QUARTER, PREVIOUS YEAR 06/30/2004
Paid-in Capital
1 - Common	109,448	109,448	109,448
2 - Preferred	85,821	78,095	78,095
3 - Total	195,269	187,543	187,543
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private Company
4 - ACTIVITY CODE 134 - Holding Company
5 - MAIN ACTIVITY EQUITY INTEREST MANAGEMENT
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of reais)	4 - AMOUNT OF CHANGE (in thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)
01	03/29/2004	223,119	223,119	Subscription in Assets or Credits	60,283	3.7011783637
02	06/23/2004	719,474	496,355	Public Subscription	18,750	26.5700000000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 07/26/2005	2 – SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2004	4 – 03/31/2004
1	Total Assets	1,491,854	1,176,322
1.01	Current Assets	479,637	264,678
1.01.01	Cash Equivalents	264,621	55,842
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	215,016	208,836
1.01.04.01	Prepaid Expenses	8,476	6,086
1.01.04.02	Tax Credits	0	0
1.01.04.03	Other Credits and Values	3,790	0
1.01.04.04	Dividends Receivable	202,750	202,750
1.02	Long-Term Assets	27,360	410,569
1.02.01	Sundry Credits	0	0
1.02.01.02	Guarantees	0	0
1.02.01.04	Deferred Income Taxes and Social Contribution	0	0
1.02.02	Credit with Related Parties	0	390,788
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	390,788
1.02.02.02.01	Credit with Related Companies	0	390,788
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	27,360	19,781
1.02.03.01	Prepaid Expenses	27,360	19,781
1.02.03.02	Other Credits and Values	0	0
1.03	Permanent Assets	984,857	501,075
1.03.01	Investments	984,857	501,075
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	984,857	501,075
1.03.01.03	Other Investments	0	0
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2004	4 – 03/31/2004
2	Total Liabilities	1,491,854	1,176,322
2.01	Current Liabilities	2,524	61,244
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	1,851	52
2.01.05	Dividends Payable	0	60,676
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	673	516
2.02	Long-Term Liabilities	51,402	0
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	51,402	0
2.02.05	Others	0	0
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	1,437,928	1,115,078
2.05.01	Paid-Up Capital	990,804	719,474
2.05.02	Capital Reserve	89,556	89,556
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	194,793	194,793
2.05.04.01	Legal	0	12,773
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	182,020
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit/Loss	162,775	111,255

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

03.01 - STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2005 to 06/30/2005	4 - 01/01/2005 to 06/30/2005	5- 04/01/2004 to 06/30/2004	6- 01/01/2004 to 06/30/2004
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and Services Sold	0	0	0	0
3.05	Gross Income	53,396	164,651	49,135	55,066
3.06	Operating Expenses/Revenue	0	0	0	0
3.06.01	Sales	(78)	(277)	0	0
3.06.02	General and Administrative	7,012	6,629	(111)	(111)
3.06.03	Financial	7,012	6,629	(111)	(111)
3.06.03.01	Financial Revenues	0	0	0	0
3.06.03.02	Financial Expenses	0	0	0	0
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	46,462	158,299	49,246	55,177
3.06.06	Equity in the Earnings	53,396	164,651	49,135	55,066
3.07	Operating Income	0	0	0	0
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	53,396	164,651	49,135	55,066
3.09	Income Before Tax/Holding	(1,876)	(1,876)	0	0
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/Loss for the Period	51,520	162,775	49,135	55,066
	No. SHARES, EX-TREASURY (in thousands)	195,269	195,269	187,543	187,543
	EARNINGS PER SHARE	0.26384	0.83359	0.26199	0.29362
	LOSS PER SHARE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is a low-cost, low-fare airline, with an aircraft fleet of 34 Boeing 737, one of the industry’s newest and most modern fleets, with low maintenance, fuel and training costs, and high usage and efficiency ratios.

In the quarter ended June 30, 2005, the Company began operating 4 new aircraft and one new base in the city of São José do Rio Preto, State of São Paulo.

In January 2005, the Company obtained an authorization from the Committee of Studies Related to International Air Navigation (CERNAI) to operate regular flights from Brazil to Santa Cruz de La Sierra, Bolivia. Company’s Management expects to begin operating those flights in the second half of 2005. In May 2005, the Company also obtained and authorization from CERNAI to operate regular flights from Brazil to Montevideo, Uruguay, and Asunción, Paraguay. Company’s Management expects to begin operating those flights in the fourth quarter of 2005.

Except for the continuity of its expansion and growth plan, there were no changes in the Company’s operations for the quarter ended June 30, 2005.

On April 27, 2005, the Company concluded a global public offering of 14,700,000 preferred shares at the price of R$ 35.12, out of which 5,520,811 preferred shares were offered by the Company and 9,179,189 preferred shares were offered, by BSSF Air Holding LLC, company affiliated to the shareholder AIG Capital Partners, in the Brazilian and foreign markets as ADS.

The public offering registration in the Brazilian market was granted by the Brazilian Securities and Exchange Commission and one registration relating to these securities was filed and declared effective by the US Securities and Exchange Commission. The funds raised the Company by means of a primary offering of new shares, in the amount of R$ 193.890, will be used for its expansion plan, mainly for payment of the deposit for aircraft purchase provided under its agreement with Boeing.

On May 2, 2005, the Board of Directors resolved on a R$ R$77,440 capital increase as a result of the public subscription of 2,205,000 preferred shares, in view of the option exercise for subscription and distribution of new shares, according to the agreements entered into with financial institutions for placement of the new shares issued.

At June 30, 2005, the Company’s stock ownership structure is as follows:

	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	36.70%	72.18%
Comporte Participações S.A.	-	3.90%	1.72%
BSSF Air Holdings LLC.	-	1.19%	0.52%
Market	-	58.21%	25.58%

	100.00%	100.00%	100.00%

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

The Company’s Quarterly Information was prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2004.

Significant accounting practices and consolidation criteria adopted by the Company are described in the financial statements for the year ended December 31, 2004 and remain unchanged.

Additionally in 2005, aiming towards continuous improvement of the information presented to the market, the Company began adopting the following new principles:

a) Employee profit sharing

The provision for employee profit sharing is set up monthly, based on Management’s estimates, in view of the goals established for the current year, and recorded as personnel expenses while considered as provision, classified as employee profit sharing when the accomplishment of the year’s goals is confirmed.

b) Managed account

The Company and its subsidiaries are quota holders of managed accounts, whose investment in securities and liabilities resulting from the fund portfolio activities started to be presented on a consolidated basis for the first quarter of 2005.

Securities from the managed account portfolios are acquired with the aim of being frequently and actively traded and, as provided for by specific rules of the Central Bank of Brazil are classified as securities for negotiation and booked based on the market value, having the realized and unrealized gains and losses recognized in the results.

c) Accounting of operations with derivatives

Aiming at recording, stating and disclosing transactions with derivative financial instruments performed by the Company and its subsidiaries, based on formal policies of risk management, the Company started to adopt, beginning January 2005, accounting practices for derivative instruments in line with the USGAAP, whose concepts which are used and described below result from SFAS133 and the regulations from the Brazilian Central Bank.

The derivative financial instruments used by the Company, with the specific purpose of covering market risks, are measured based on its fair values, and the non-effective portion of income realized from transactions with derivative financial instruments is directly recognized in the income for the period, while the effective risk coverage is recognized in order to adjust the revenues and expenses related to

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

the items subject to the contracted coverage. The accounting criteria for the effective measurement of the instruments was defined based on the Company’s risk management policy and is in line with the USGAAP – SFAS 133 concepts, which consider effective the instruments that offset between 80% and 120% of the volatility of the item for which the hedge was contracted.

The market value of derivative financial instruments is calculated based on usual market practices, using the closing values for the period, considering relevant underlying quotes, except for option contracts, whose values are determined through the Black and Scholes’ pricing methodology, whereby the variables and the information related to the volatility coefficient are obtained through well-known insiders.

d) Reconciliation between information and the disclosures under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the US Securities and Exchange Commission – SEC. Each ADS represents 2 preferred shares traded under the ticker GOL. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming at fulfilling the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate financial statements and the USGAAP.

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, especially the allocation of maintenance expenses to income. At June 30, 2005, the net income for the period, in accordance with accounting practices adopted in Brazil (BR GAAP), was R$ 41,686 lower (R$ 108,819 at June 30, 2004) due to this difference and the respective tax effects in comparison with net income under USGAAP. At this same date, shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$175,991 lower due to, mainly, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for share purchase options granted to executives and employees. There are also differences in the classification of assets, liabilities and income items, and the most significant difference is the classification of readily available financial investments. The Company discloses significant information on transactions in a consistent way in the financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

The Company entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to be listed on the Bovespa’s Novo Mercado index, created to set apart a selected group of companies that undertake to adopt

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

differentiated corporate governance practices. The Company’s financial statements comply with the additional requirements of BOVESPA’s Novo Mercado (New Market).

2. Basis of Preparation and Presentation of the Financial Statements--Continued

The financial statements include statements of cash flow, presented as supplementary information and also prepared to ensure conformity to the financial statements for the year ended December 31, 2004.

3. Cash and Cash Equivalents

	Parent Company		Consolidated
	6.30.2005	3.31.2005	6.30.2005	3.31.2005

Cash and banks	546	-	50,242	14,300

Local currency investments
Variable income and futures options	-	-	10,694	9,351
Financial investment funds	264,075	-	285,653	73,896
Bank Deposits Certificates – CDB	-	55,842	309,904	342,952
Government securities (LFT, LTN and LFTO)	-	-	286,293	303,536
Overnight debentures	-	-	-	10,816

	264,075	55,842	892,544	740,551

Foreign currency investments
Bank Deposits Certificates – CDB		-	-	874

	264,621	55,842	942,786	755,725

A substantial portion of the Company’s financial investments is represented by the investments in managed accounts with daily liquidity, as detailed in Note 6 b.

4. Accounts Receivable

	Consolidated

	6.30.2005	3.31.2005

Credit card companies	426,295	399,680
Current account holders – cargo and travel tickets	5,273	4,749
Travel agencies	49,524	45,108
Other	7,085	4,224

	488,177	453,761

In the period from April 1 to June 30, 2005, write-offs against the allowance for doubtful accounts totaled R$ 242 (R$ 189 in 2004).

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

5. Deferred Taxes and Carryforwards, Current and Noncurrent

	Consolidated

	6.30.2005	3.31.2005

Carryforwards
PIS and Cofins credits	2,221	1,044
Income Tax (IRPJ) and Social Contribution on Net Profit (CSSL)
paid in advance	-	314
Credits arising from Withholding Income Tax (IRRF) on financial
investments	9,215	3,551
Other	2,648	1,124

	14,084	6,033

Deferred taxes
Tax credits arising from incorporation	22,377	23,836
Temporary differences	10,047	10,683

	32,424	34,519
Current	(19,921)	(11,870)

Noncurrent	26,587	28,682

Gol Transportes Aéreos S.A. succeeded BSSF II Holdings Ltda. in the right to amortize, for tax purposes, the goodwill arising from the expectation of future profits, whose amortization results in a tax benefit corresponding to 34% of the goodwill that is stated in the financial statements, as deferred taxes against the special goodwill reserve in shareholders’ equity, in the amount of R$ 29,187, which has been linearly amortized over 60 months. The amortized goodwill from January 1 to June 30, 2005 was R$8,582 (R$2,861 in 2004), generating a tax benefit of R$2,918 (R$.972 in 2004).

6. Investments

a) Investment Transactions

		Transactions in the period

	Investments	Capital	Quarter	Investments
Subsidiaries	at 03.31.05	payment	income	at 6.30.05

Gol Transportes Aéreos S.A.	380,399	390,789	43,678	814,866
Gol Finance LLP	120,676	45,390	3,925	169,991

Total Investment	501,075	436,179	47,603	984,857

At an Annual and Extraordinary General Meeting held on April 8, 2005, the capital increase of Gol Transportes Aéreos S.A., in the amount of R$390,789, was approved. This meeting also ratified the proposal for distribution of dividends in 2005 of its total distributable profits registered by Gol Transportes Aéreos S.A. in the year of 2004.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

b) Relevant information about the subsidiaries

	Total number
	of shares or	Ownership
	quotas	in	Capital	Shareholders’
		%	stock – R$	equity– R$	Net income - R$

Gol Transportes Aéreos S.A.	451,072,648	100	526,489	814,866	43,678
Gol Finance LLP	-	100	167,940	169,991	3,925
Specific Purpose Entities
Managed Account:
Parent Company	262,346,471	100	264,074	264,074	(a)
Subsidiary	619,091,912	100	617,829	617,829	(a)

(a) Considering the managed accounts as instruments, their results are included in the Company’s financial income.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of the quotas from managed accounts, organized as a joint ownership for an undetermined period, with tax neutrality, resulting in benefits for the quota holders. The investments in these managed accounts have daily liquidity. These managed account portfolios are managed by external managers who follow the investment policies set forth by the Company.

The financial assets that comprise the managed account portfolios are registered, accordingly, with the Special Settlement and Custody System – SELIC, or the Mercantile and Futures Exchange – BM&F.

The managed accounts participate in operations involving derivative financial instruments recorded in equity or compensation accounts, which aim at maximizing the income and managing the Company’s exposure to market risks and exchange rates. The information related to risk management policies and the outstanding positions are further described in Note 17.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

7. Property, Plant and Equipment

Consolidated

			6.30.2005		3.31.2005

	Depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Replacement part kits	20%	135,053	49,981	85,072	76,098
Aircraft equipment	20%	740	119	621	639
Safety equipment	20%	46	7	39	41
Tools	10%	1,265	174	1,091	1,070

		137,104	50,281	86,823	77,848
Property, plant and equipment in service
Software licenses	20%	15,854	4,332	11,522	11,432
Vehicles	20%	1,718	639	1,079	936
Machinery and equipment	10%	2,736	410	2,326	1,846
Furniture and fixtures	10%	3,854	731	3,123	3,038
Computers and peripherals	20%	4,765	2,144	2,621	2,477
Communication equipment	10%	737	160	577	557
Facilities	10%	513	100	413	438
Brand names and patents	-	35	-	35	35
Leasehold improvements	4%	1,175	131	1,044	506
Modifications in leased aircraft	-	9,839	139	9,700	5,707
Works in progress	-	3,885	-	3,885	2,616

Subtotal		45,111	8,786	36,325	29,588

		182,215	59,067	123,148	107,436

Advances for the acquisition of aircraft	-	170,215	-	170,215	121,280

		352,430	59,067	293,363	228,716

The advances for the acquisition of aircraft refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 30 Boeing 737-800 Next Generation, as further explained in Note 15.

8. Loans and Financing

				Consolidated

Agreement	Rates	Guarantee	Limit	6.30.2005	3.31.2005

Banco Safra	108 % of CDI	Promissory Note – Accounts
		Receivable from Redecard	120,000	117,555	96,626
Banco Santander	109 % of CDI	CDB Pledge	20,000	5,886	11,694
Unibanco	109% of CDI	Clean guarantee	30,000	1,115	1,064
Unibanco	109% of CDI	Accounts Receivable from
		Amex	20,000	-	-
Banco do Brasil	108 % of CDI	Promissory Note	2,000	-	-
Banco Bradesco	104% of CDI	Accounts Receivable from Visa	64,000	-	-

				124,556	109,384

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

9. Provision for Contingencies

	Consolidated

	06.30.2005	03.31.2005

Provision for labor contingencies	260	282
Provision for civil contingencies	1,517	1,354
Provision for tax contingencies	9,413	11,711

	11,190	13,347

No significant changes occurred in the course of these proceedings in accordance with disclosures in the financial statements for the year ended December 31, 2004.

10. Transactions with Related Parties

Gol Transportes Aéreos S.A. maintains operating agreements with associated companies, executed under market conditions, prices and terms. Significant transactions and balances, as well as the amounts that influenced the result, are described below:

		6.30.2005	4.01.2005	3.31.2005	1.01.2005
			to		to
			6.30.2005		6.30.2005

	Nature of	Receivable	Revenues	Receivable	Revenues
	transactions	(payable)	(Expenses)	(payable)	(Expenses)

Suppliers
Serviços Gráficos Ltda.	Services rendered	(32)	(40)	-	(49)
Breda Transportes e Serviços S.A.	Services rendered	(28)	(385)	-	(405)
Expresso União Ltda.	Services rendered	(16)	(84)	-	(99)
Áurea Administração e Participações S.A.	Services rendered	(29)	(51)	-	(77)
Accounts receivable
Viação Piracicabana Ltda.	Services rendered	1	2	-	2
Breda Transportes e Serviços S.A.	Services rendered	-	12	-	12
Áurea Administração e Participações S.A.	Services rendered	-	4	-	4
Expresso União Ltda.	Services rendered	-	72	-	72
Executiva Trans.	Services rendered	-	1	-	1
Headquarters rental
Áurea Administração e Participações S.A.	Rental	-	-	(26)	-

GOL maintains an agreement with Breda Transportes e Serviços S.A. and Expresso União Ltda., controlled by Áurea Administração e Participações S.A., for the transportation of passengers and luggage between airports, and for the transportation of employees, executed under normal market conditions. The payments made in the period from April 1 to June 30, 2005 totaled R$ 385 and R$ 84, respectively. In 2004 they amounted to R$ 123 and R$ 86, respectively.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, belonging to the related party Áurea Administrações e Participações S.A., whose agreement expires as of March 31, 2008 and annual price restatement clause based on the General Market Price Index (IGP-M).

The outstanding balance of advance payments for capital increase in the amount of R$390,789 was capitalized on April 8, 2005.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

11. Shareholders’ Equity

a) Capital stock

i. At June 30, 2005, the capital stock is represented by 109,448,497 common shares and 85,820,557 preferred shares.

ii. The authorized capital stock at June 30, 2005 is R$1,223,119. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the new issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or else through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of founders’ shares is forbidden, according to the Company’s Bylaws.

iii. The market value of the shares of Gol Linhas Aéreas Inteligentes S.A., according to the latest average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, corresponded, at June 30, 2005, to R$ 34.80 and US$ 30.06 per ADS traded on the NYSE. The equity value per share at June 30, 2005 is R$ 7.37 (R$ 5.95 at March 31, 2005).

iv. Preferred shares have no voting rights, except concerning the occurrence of specific facts provided for by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

Pursuant to the Compliance Agreement entered into with the Bovespa, the Company has a period of three years, beginning June 24, 2004, to comply with the requirement that shares issued by the Company, representing 25% of its total capital, be outstanding in the market. At June 30, 2005 this percentage is 25.58% .

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

12. Cost of Services Rendered, Commercial and Administrative Expenses

2nd Quarter	Consolidated – 2nd Quarter

			4.01.2005			4.01.2004
			to			to
			6.30.2005			6.30.2004

	Cost of
	services	Commercial	Administrative	Management’s
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages and benefits	44,798	-	10,093	427	55,318	29,169
Aircraft fuel	192,618	-	-	-	192,618	97,091
Aircraft leasing	62,391	-	-	-	62,391	49,343
Supplementary leasing	30,801	-	-	-	30,801	25,334
Aircraft insurance	7,467	-	-	-	7,467	5,911
Maintenance material	10,447	-	-	-	10,447	3,453
and repair
Aircraft and traffic servicing	19,224	-	381		19,605	19,246
Sales and marketing	-	78,576	-	-	78,576	53,766
Landing fees	21,395	-	-	-	21,395	13,218
Depreciation	8,195	-	80	-	8,275	4,786
Amortization	-	-	170	-	170	433
Other operating expenses	19,799	-	174	-	19,973	15,625

	417,135	78,576	10,898	427	507,036	317,375

Accumulated 2nd Quarter	Consolidated – Accumulated 2nd Quarter

			1.01.2005			3.12.2004
			to			to
			6.30.2005			6.30.2004

	Cost of
	services	Commercial	Administrative	Management’s
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages and benefits	89,708	-	17,296	832	107,836	45,063
Aircraft fuel	338,788	-	-	-	338,788	138,448
Aircraft leasing	114,260	-	-	-	114,260	64,941
Supplementary leasing	59,550	-	-	-	59,550	33,566
Aircraft insurance	13,429	-	-	-	13,429	7,927
Maintenance material	24,295	-	-	-	24,295	10,129
and repair
Aircraft and traffic servicing	36,673	-	698	-	37,371	24,244
Sales and marketing	-	150,657	-	-	150,657	72,836
Landing fees	40,441	-	-	-	40,441	17,959
Depreciation	14,964	-	114	-	15,078	6,326
Amortization	-	-	341	-	341	490
Other operating expenses	39,561	-	4,212		43,773	12,954

	771,669	150,657	22,661	832	945,819	434,883

Salaries, wages and benefits expenses include the 2005 employee profit sharing, at an estimated value of R$9,000 at June 30, 2005 (R$ 4,500 at March 31, 2005).

Accumulated aircraft fuel expenses include R$ 3,084 arising from results with derivatives represented by hedge contract results expired in the period and measured as efficient to hedge the expenses against fuel price fluctuations.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

13. Net Financial Income

	Parent Company		Consolidated

	4.01.2004	3.12.2004	4.01.2004	3.12.2004
	to	to	to	to
	6.30.2004	6.30.2004	6.30.2004	6.30.2004

Financial income:

Interest and gains on financial investments	2	2	7,283	8,877
Foreign exchange variations	-	-	3,928	4,588
Gains on financial instruments	-	-	4,927	5,172
Other	-	-	70	88

	2	2	16,208	18,725

Financial expenses:

Interest on loans	-	-	(2,900)	(3,817)
Foreign exchange variations on liabilities	-	-	(2,560)	(2,710)
CPMF tax	(113)	(113)	(1,106)	(1,636)
Losses on financial instruments	-	-	(986)	(2,389)
Other	-	-	(943)	(1,238)

	(113)	(113)	(8,495)	(11,790)

	(111)	(111)	7,713	6,935

	Parent Company		Consolidated

	4.01.2005	1.01.2005	4.01.2005	1.01.2005
	to	to	to	to
	6.30.2005	6.30.2005	6.30.2005	6.30.2005

Financial income:

Interest and gains on financial investments	316	1,855	6,502	13,534
Foreign exchange variations	2,996	2,996	6,764	11,242
Gains on financial instruments	7,024	7,024	34,661	60,971
Monetary variations on assets	-	-	122	261
Other	2,022	2,022	2,100	2,137

	12,358	13,897	50,149	88,145

Financial expenses:

Interest on loans	-	-	(5,635)	(10,445)
Monetary variations on liabilities	-	-	(479)	(876)
Foreign exchange variations on liabilities	(2,195)	(2,195)	(7,829)	(15,026)
CPMF tax	(1,417)	(1,803)	(3,131)	(5,609)
Expenses with issue of shares	(1,522)	(3,058)	(3,626)	(5,533)
Other	(212)	(212)	(4,328)	(6,365)

	(5,346)	(7,268)	(25,028)	(43,854)

	7,012	6,629	25,121	44,291

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

14. Income Tax and Social Contribution

The reconciliation of income tax and social contribution expense to the tax expense, calculated by applying combined statutory tax rates and the amounts presented in the result, is shown below:

	Consolidated

Description	4.01.2005	1.01.2005
	to	to
	6.30.2005	6.30.2005

Income before income tax and social contribution
	80,253	249,799
Combined tax rate	34%	34%
Income tax and social contribution at combined tax rate	27,286	84,931
Permanent additions
Nondeductible expenses	3,718	3,723
Tax incentives	(2,271)	(1,630)

Income tax and social contribution debited to the result	(28,733)	(87,024)

Effective rate	35.8%	34.84%

Current income tax and social contribution	25,074	86,405
Deferred income tax and social contribution	3,659	619

	28,733	87,024

15. Commitments

The future payments of leases under the operating lease agreements are denominated in US dollars and have the following breakdown per year, at June 30, 2005, considering the 34 aircraft:

	Aircraft	Engines	Total

	R$	R$	R$

2005	114,842	5,757	120,599
2006	224,677	10,412	235,089
2007	213,569	9,287	222,856
2008	144,867	7,945	152,812
2009	106,077	4,579	110,656
After 2009	59,901	2,261	62,162

Total	863,933	40,241	904,174

In the second quarter of 2005, the Company entered into new operating lease agreements for six additional aircraft Boeing 737-300, expected to be delivered next quarter.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

On May 17, 2004, the Company entered into an agreement with Boeing Company to close a purchase order of 17 737-800 Next Generation aircraft, jointly with purchase options of 26 additional 737-800 Next Generation aircraft.

Considering contract amendments, at June 30, 2005 the Company had placed firm orders for the acquisition of 30 aircraft Boeing 737-800. The firm orders for the aircraft purchase, in the approximate amount of US$ 1,980 million based on the aircraft list price (corresponding to approximately R$4,654 million based on the exchange rate of June 30, 2005), have deliveries expected for 2006 (six aircraft), 2007 (thirteen aircraft), 2008 (seven aircraft) and 2009 (four aircraft).

The Company has been making the initial payments related to the acquisition of these aircraft, using its own funds arising from the primary public offering of its shares and loans contracted through short-term credit lines and supplier’s financing. Future payments referring to firm orders and options for the purchase of 63 aircraft, set forth based on the aircraft price list, determined in US dollars and converted into reais based on the exchange rate of June 30, 2005, have the following breakdown per year:

	Future commitments for the acquisition of aircraft

2005	195,697	83,261
2006	1,108,905	471,794
2007	4,696,421	1,998,137
2008	2,356,758	1,002,705
2009	1,218,248	518,316

Total	9,576,029	4,074,213

The obligations with the purchase of aircraft will be financed up to 85% through long-term financing guaranteed by the US Ex-Im Bank.

The Company maintains an agreement, which expires in 2014, for use of the Open Skies sales system, which may be terminated by the hirer with a prior notice of 180 days. The future payments under that agreement depend on the number of passengers carried and the minimum monthly price is R$346, corresponding to U$147 converted based on the exchange rate of June 30, 2005. From January 1 to June 30, 2005 payments to Open Skies totaled R$ 8,242 (R$ 4,153 at March 31, 2005).

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

16. Employee Benefits

At an Extraordinary Shareholders’ Meeting held on May 25, 2004, the shareholders approved a stock option plan targeting senior executives, executive officers and other Company managers. Still on May 25, 2004, the Board of Directors approved the issue of 937,412 preferred stock options at the price of R$ 3.04 per share, from which 50% became exercisable as of October 25, 2004, and the remaining 50% exercisable quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

On January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of 87,418 options for the purchase of the Company’s preferred shares at the price of R$ 33.06 per share.

If the Company had accounted for the total effect of the options granted as expense, the operating result for the period ended June 30, 2005 would be lower by approximately R$3,353 (R$2,129 at March 31, 2005), considering the intrinsic value of options granted.

Employee profit sharing is also provided for in the Bylaws of the Company’s subsidiary Gol. The employee profit sharing plan is subject to economic and financial results measured based on the Company’s performance indicators, which assume the accomplishment of the performance goals of the Company and the units, as well as individual performance goals. At June 30, 2005 the provision set up based on the Management’s estimates and expectations is R$ 9,000.

17. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in price and fuel availability, exchange rate risk, as the revenues thereof are generated in reais and the Company has significant obligations in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to manage those risks. The Company maintains a formal risk management policy under the management of its executive officers and the Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. All derivative instruments used shall present a certain level of liquidity in order to permit position adjustments.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

The managed account of which the Company is a quota holder is used as an instrument for contracting risk coverage in accordance with the Company’s risk management policies.

a) Fuel price risk and availability

In order to manage risks resulting from the price changes in aircraft fuel, GOL uses derivative financial instruments to measure oil price changes represented by futures and commodities options contracts. The oil prices are extremely linked to aircraft fuel, which makes oil derivatives efficient in the compensation of aircraft fuel price fluctuations, providing a short-term hedge against a sharp increase in the average fuel price.

The Company makes use of oil swap and options. The Company records its derivative instruments related to fuel hedge as cash flow hedges, according to SFAS 133. The fair value of the Company’s fuel derivative instruments at June 30, 2005 corresponded to an unrealized net gain of approximately R$2,223.

In the quarter ended June 30, 2005, the Company recognized in the financial result a gain of R$1,097 with derivatives measured as non-effective.

At June 30, 2005, the Company held derivative agreements for the purchase of up to 270,000 barrels of oil, in the nominal value of US$15.3 million, for a two month period, and the results from the transactions with such derivatives were not recognized as adjustments to the items which refer to the financial statements.

The fuel purchase is substantially made from a single supplier, which accounts for the supply of 95% of the annual fuel consumption.

b) Exchange risk

At June 30, 2005, significant assets and liabilities in foreign currency are related to aircraft leasing operations. The installments relating to renegotiated lease agreements are recorded under current and long-term liabilities.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

The Company’s currency exchange exposure at June 30 is shown below:

	Consolidated	Consolidated

	6.30.2005	3.31.2005

Assets
Cash and banks and investments	(10,054)	(14,820)
Deposits for engine leasing, repair, and maintenance contracts	(30,866)	(36,598)
Prepaid leasing expenses	(12,063)	(11,423)
Advances to suppliers	(6,989)	(4,412)
Other	-	(683)

Total liabilities in US dollars	(59,972)	(67,936)
Liabilities
Foreign suppliers	3,321	7,431
Operating leases payable	13,057	14,184
Insurance premiums payable	-	6,172
Other	-	4,000

	16,378	31,787

Foreign exchange exposure in R$	(43,594)	(36,149)
Total foreign exchange exposure in US$	(18,547)	(13,558)

Obligations not recorded in the balance sheet
Operating lease agreements	896,542	912,837
Obligations arising from firm orders for purchase of aircraft
	4,654,792	5,280,012

Total exchange exposure in R$	5,570,740	6,156,700

Total exchange exposure in US$	2,343,320	2,309,167

The total exchange exposure related to unsettled amounts resulting from leasing operations is managed jointly with hedge strategies. The Company records its derivative financial instruments related to foreign currency futures market as cash flow hedges. All changes in the fair value of derivative instruments measured as effective are recorded in “Other total accumulated revenues” up to the date when the corresponding foreign currency exposure is realized. Changes in the fair value of the Company’s derivative financial instruments at June 30, 2005 corresponded to a net current asset of R$8,574 (equivalent to US$3,648 thousand), classified in “other current liabilities” in the Balance Sheet.

In the quarter ended June 30, 2005, the Company recognized operating expenses, amounting to R$20,060, with derivative instruments measured as effective.

c) Interest rate risk

The Company’s results are affected by changes in interest rates due to the impact of such changes on expenses with interest on variable income instruments, variable-rate lease agreements and remuneration on cash balance and financial investments.

At June 30, 2005, there were no open hedge agreements and the transactions carried out in 2005 were not recognized as adjustments to hedged items in the financial statements.

At June 30, 2005 the Company holds derivative instrument agreements related to futures at the nominal value of R$124,584.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

The value of derivative financial instruments at June 30, 2005 and March 31, 2005, recorded in equity and compensation accounts, is summarized as follows:

	In thousands of reais

	6.30.05	3.31.05

Futures agreements
Purchase commitments		9,351
US dollar – expiration up to February 2005	16,289	145,164
Sale commitments
Floating interest rate – expiration up to October 2005	205,505	62,170

Securities given in guarantee of transactions with derivative financial instruments are the following:

Type	6.30.05	3.31.05
Financial Treasury Bills – LFT	80,933	157,938

18. Insurance Coverage

Management holds an insurance coverage at amounts that it deems necessary to cover possible losses, due to the nature of its assets and the inherent risks associated to its activity, observing the limits established in lease agreements. At June 30, 2005, the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type

Warranty – Hull	1,703,499	724,770
Civil Liability per occurrence/aircraft	1,410,204	600,000
Warranty – Hull/War	1,703,499	724,770
Inventories	94,016	40,000

By means of the Law 10,605 of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollars.

19. “EBITDA” and “EBITDAR”

The Company uses EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation and amortization plus operating costs with aircraft leases and supplementary aircraft leases) as indices for measuring its economic performance.

EBITDA and EBITDAR are not measurements accepted by accounting rules. The Company uses EBITDA and EBITDAR because they are standard financial

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

statistical measures, widely used in the civil aviation industry. The Company believes that these are useful financial data that indicate its performance and also to compare it with other airline Companies.

EBITDA and EBITDAR should not be analyzed as stand-alone matters, in substitution to operating profit and net income, determined according to the Brazilian Corporation Law. The table below represents the calculation to determine the EBITDA and EBITDAR in the specified periods:

	Consolidated

	4.01.2005	1.01.2005
	to	to
	6.30.2005	6.30.2005

Net income for the period	51,520	162,775
Income tax and social contribution	28,733	87,024
Financial expenses (revenues), net	(25,121)	(44,291)
Depreciation and amortization	8,445	15,419

EBITDA	63,577	220,927
Aircraft lease costs	62,391	114,260
Supplementary lease costs	30,801	59,550

EBITDAR	156,769	394,737

20. Subsequent Events

In July 2005, the Company received 02 new 737-300 aircraft. With the addition of these aircraft, the Company increased its fleet to 36 aircraft.

On July 5, 2005 the Company confirmed the execution of the exclusive Letter of Intent Agreement with the Mexican group Inversiones y Técnicas Aeroportuárias SA de CV (ITA), for creation of an airline company to operate in the Mexican territory. In the second half of 2005, the Company is expected to conclude the shareholders’ agreement and begin requesting the required licenses to organize, manage and operate an airline company, according to the Mexican aviation law and other applicable regulations.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

APPENDIX I - STATEMENTS OF CASH FLOWS

	Parent Company

	4.01.2005	4.01.2004	1.01.2005	3.12.2004
	to	to	to	to
	6.30.2005	6.30.2004	6.30.2005	6.30.2004

Income for the period	51,520	49,135	162,775	55,066
Adjustments to reconcile net income to cash generated from
operating activities:

Equity accounting	(46,462)	(55,177)	(158,299)	(55,177)
Prepaid expenses, taxes recoverable and other receivables	(13,759)	(30,160)	(12,225)	(30,160)
Receivables from associated companies	390,788	(407,209)	264,277	(407,209)
Other liabilities	1,283	-	1,404	-

Net cash generated from operating activities	383,370	(443,411)	257,932	(437,480)

Capital payment with shares of the subsidiary	-	(48,942)	-	(367,548)
Investment acquisition	(437,320)	-	(260,342)	-

Net cash used in investment activities	(437,320)	(48,942)	(260,342)	(367,548)

Financing activities:
Special goodwill reserve	-	-	-	89,556
Liabilities with associated companies	51,402	-	51,402	-
Dividends paid	(60,003)	-	(60,003)	-
Capital increase - incorporation of the Company	271,330	-	271,330	223,119
Capital increase - issue of shares in public offering	-	496,355	-	496,355

Net cash generated in financing activities	262,729	496,355	262,729	809,030

Net cash generated (used)	208,779	4,002	260,319	4,002

Cash available at beginning of period	55,842	-	4,302	-

Cash available at end of period	264,621	4,002	264,621	4,002

Income tax and social contribution paid for the period.	1,876	-	1,876	-

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

04.01 - EXPLANATORY NOTES

APPENDIX I - STATEMENTS OF CASH FLOWS

		Consolidated

	4.01.2005	4.01.2004	1.01.2005	3.12.2004
	to	to	to	to
	6.30.2005	6.30.2004	6.30.2005	6.30.2004

Income for the period	51,520	49,135	162,775	55,066
Adjustments to reconcile net income to cash generated from
operating activities:
Depreciation	8,275	4,785	15,078	6,326
Amortization	170	433	341	490
Allowance for doubtful accounts	439	(201)	686	3,472
Deferred taxes	3,659	(178)	619	(996)
Provision for contingency	(2,157)	(1,071)	839	10,714
Changes in operating assets and liabilities:
Accounts receivable	(34,416)	(55,046)	(98,260)	(275,607)
Inventories	(2,681)	(1,417)	(2,973)	(14,824)
Prepaid expenses, taxes recoverable and other receivables	(18,758)	10,803	(17,635)	(72,241)
Maintenance deposits	-	(13,320)		(13,320)
Suppliers	(10,698)	(11,016)	(12,608)	39,207
Operating leases payable	(350)	712	(478)	16,492
Air traffic liabilities	54,757	33,974	31,302	103,992
Taxes payable	(909)	(20,268)	(5,929)	-
Insurance payable	-	(10,883)	-	-
Labor claims	(14,406)	(10,656)	(5,621)	24,319
Other liabilities	(3,897)	21,265	(14,560)	36,281

Net cash generated from operating activities	30,548	(2,949)	53,576	(80,629)

Investment acquisition	(633)	(450)	(239)	(1,080)
Deposits for engine leasing, repair and maintenance contracts	5,732	6,586	2,693	(22,288)
Acquisition of property, plant and equipment	(27,995)	(6,336)	(50,315)	(78.698)
Advances for the acquisition of aircraft	(44,927)	(27.246)	(126,768)	(27.246)
Deferred acquisition	(2,163)	(1,280)	(2,786)	(1,280)

Net cash used in investment activities	(69,986)	(28,726)	(177,415)	(130,592)

Financing activities:
Loans	15,172	69,035	6,207	127,547
Special goodwill reserve	-	(29,187)	-	60,369
Dividends paid	(60,003)	-	(60,003)
Capital increase - incorporation of the Company	271,330	-	271,330	223,119
Capital increase - issue of shares in public offering	-	496,355	-	496,355

Net cash generated from financing activities	226,499	536,203	217,534	907,390

Net cash generated (used)	187,061	504,528	93,695	696,169
Cash available at beginning of period	755,725	-	849,091	-

Cash available at end of period	942,786	504,528	942,786	696,169

Interest paid for the period	5,285	(1,432)	10,445	-
Income tax and social contribution paid for the period.	25,074	(36,192)	86,405	-
Transactions not affecting cash
Special goodwill reserve	-	-	-	29,187

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Comments on the Company’s performance will be presented in chart 8, considering only consolidated results.

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01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 06/30/2005	4 – 03/31//2004
1	Total Assets	1,918,417	1,618,058
1.01	Current Assets	1,523,900	1,285,511
1.01.01	Cash Equivalents	942,786	755,725
1.01.02	Credits	503,865	461,837
1.01.02.01	Accounts Receivable	483,944	449,967
1.01.02.02	Deferred Taxes and Carryforwards	19,921	11,870
1.01.03	Inventories	24,011	21,330
1.01.04	Others	53,238	46,619
1.01.04.01	Prepaid Expenses	50,362	43,795
1.01.04.02	Other Credits and Values	2,876	2,824
1.02	Long-Term Assets	96,605	101,908
1.02.01	Sundry Credits	30,866	36,598
1.02.01.01	Deposits for leasing contracts	30,866	36,598
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	65,739	65,310
1.02.03.01	Deferred Taxes	26,587	28,682
1.02.03.02	Other Credits and Values	11,792	12,022
1.02.03.03	Prepaid Expenses	27,360	24,606
1.03	Permanent Assets	297,912	230,639
1.03.01	Investments	1,499	866
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	293,363	228,716
1.03.02.01	Operating Fixed Assets	0	0
1.03.02.02	Advance Payments for Aircraft Acquisition	0	0
1.03.03	Deferred	3,050	1,057

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01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2005	4 – 03/31//2004
2	Total Liabilities	1,918,417	1,618,058
2.01	Current Liabilities	462,364	474,390
2.01.01	Loans and Financing	124,556	109,384
2.01.02	Debentures	0	0
2.01.03	Suppliers	33,066	34,320
2.01.04	Taxes, Charges and Contributions	49,875	48,671
2.01.04.01	Taxes and contributions Payable	34,983	35,892
2.01.04.02	Airport fees and duties payable	14,892	12,779
2.01.05	Dividends Payable	0	60,676
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	254,867	221,339
2.01.08.01	Payroll and related charges	45,420	59,826
2.01.08.02	Insurance payable	0	0
2.01.08.03	Airtraffic liabilities	191,193	136,436
2.01.08.04	Other liabilities	7,417	14,687
2.01.08.05	Operating leases payable	10,837	10,390
2.02	Long-Term Liabilities	18,125	28,590
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	11,190	13,347
2.02.03.01	Contingencies	11,190	13,347
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	6,935	15,243
2.02.05.01	Operating leases payable	2,729	3,526
2.02.05.02	Other liabilities	4,206	2,273
2.02.05.03	Suppliers	0	9,444
2.03	Deferred Income	0	0
2.04	Minority Interest	0	0
2.05	Shareholders’ Equity	1,437,928	1,115,078
2.05.01	Paid-Up Capital Stock	990,804	719,474
2.05.02	Capital Reserve	89,556	89,556
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	194,793	194,793
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit/Loss	162,775	111,255

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01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2005 to 06/30/2005	4 - 01/01/2005 to 06/30/2005	5- 04/01/2004 to 06/30/2004	6- 01/01/2004 to 06/30/2004
3.01	Gross Revenue from Sales and/or Services	585,182	1,199,591	407,911	546,087
3.02	Gross Revenue Deductions	(23,014)	(48,264)	(22,385)	(34,000)
3.03	Net Revenue from Sales and/or Services	562,168	1,151,327	385,526	512,087
3.04	Cost of Goods and Services Sold	(417,135)	(771,669)	(249,766)	(342,037)
3.05	Gross Income	145,033	379,658	135,760	170,050
3.06	Operating Expenses/Revenue	(64,780)	(129,859)	(59,896)	(85,911)
3.06.01	Sales	(78,576)	(150,657)	(53,766)	(72,932)
3.06.02	General and Administrative	(11,325)	(23,493)	(13,843)	(19,914)
3.06.03	Financial	25,121	44,291	7,713	6,935
3.06.03.01	Financial Revenues	0	0	0	0
3.06.03.02	Financial Expenses	0	0	0	0
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	0	0	0	0
3.07	Operating Income	80,253	249,799	75,864	84,139
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax/Holding	80,253	249,799	75,864	84,139
3.10	Provision for Income Tax and Social Contribution	(25,074)	(86,405)	(26,907)	(30,069)
3.11	Deferred Income Tax	(3,659)	(619)	178	996
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	51,520	162,775	49,135	55,066
	No. SHARES, EX-TREASURY (in thousands)	195,269	195,269	187,543	187,543
	EARNINGS PER SHARE	0.26384	0.83359	0.26199	0.29362
	LOSS PER SHARE

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

08.01.1 - Analysis of the Consolidated Performance of GOL Linhas Aéreas Inteligentes (US GAAP)

MANAGEMENT’S COMMENTS ON 2Q05 RESULTS

GOL’s performance in the second quarter of 2005 demonstrated the Company’s ability to grow capacity significantly while maintaining profitability, even during periods of extremely high fuel prices. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s CEO. Mr. Oliveira added, “Through the addition of aircraft and flight frequencies during the quarter, GOL significantly increased its domestic market share to 29% and achieved a position as the second-largest domestic airline in Brazil.”

GOL’s results in the second quarter of 2005 were in line with the guidance that the Company had articulated to the market. GOL continued to show the highest load factors in the Brazilian market and the highest aircraft utilization in the world, while maintaining market cost leadership. During the quarter, GOL’s load factor increased 3.7 percentage points to 73%, aircraft utilization remained at 14 block hours per day, while operating costs decreased, excluding fuel.

Jet fuel per available seat kilometers (ASK) increased 33% year-over-year and accounted for a 9%, or $1.3 cents (R$) per ASK, increase in GOL’s operating cost per seat kilometer (CASK) to 15.5 cents (R$). GOL’s non-fuel CASK, at 9.2 cents (R$), showed significant improvement. Non-fuel CASK decreased 3% in the year-over-year comparison, despite a 49% 2Q05 increase in employees in preparation for our planned 65% capacity expansion in 2H05, a 5.8% inflation adjustment on salaries effected in 4Q04, provisions for employee profit sharing, a 46% increase in fleet size, and a 26% increase in average landing fees.

Cost reductions were driven by increased productivity, reductions in sales expenses and a 19% Brazilian Real appreciation. The 33% increase in fuel CASK contributed to the 8% reduction in operating profits. Fuel-neutral operating income increased 38% in the year-over-year comparison. Using 2Q04 fuel costs, pro-forma operating income was R$128mm in 2Q05, representing a 23% operating margin. The Company has hedged approximately 55% of its short-term fuel price exposure for 3Q05. “Our absolute market cost leadership, represented by a stage-length adjusted CASK more than 30% lower than our closest competitor, is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies in existing routes. The addition of eight Boeing 737 aircraft to the fleet in the second half of 2005 will increase seat capacity by 65% year-over-year.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 30 million customers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will further create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, 93% of which are revenues from passenger transportation, increased 40.3% to R$524.5mm, primarily due to higher revenue passenger kilometers (RPK), offset by lower yields. RPK growth was driven by a 38% increase in departures, as well as an increase in load factor from 68.9% to 72.6% . RPKs grew 57.3% to 2,239 million, and revenue passengers grew 45.9% to 3.1 million.

Average fares decreased 3.6% from R$181 to R$175, principally due to our March fare re-alignment. Yields declined 11.0% to 23.40 cents (R$) per passenger kilometer, due to our focus on reducing fares, as well as increased price competition during the quarter due to the end of the TAM-Varig code share (which had been in effect since 2003).

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$11.7mm to R$37.7mm.

The 49.4% year-over-year capacity expansion, represented by ASK, facilitated the addition of 52 new flight frequencies (including 26 night flights) and one new destination in 2Q05. The addition of an average of four operating aircraft during the quarter (from 22 to 32 aircraft in the year-over-year comparison) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) decreased 2.4% from R$18.67 cents in 2Q04 to R$18.22 cents in 2Q05.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 29% in the end of 2Q05, compared to 22% in the end of 2Q04. Through its first regular international flights to Buenos Aires, Argentina, GOL achieved an international market share of 2% in the same period. Approximately 5% of GOL’s total RPKs were related to Brazil-Buenos Aires passenger traffic.

OPERATING EXPENSES

Operating expenses per ASK decreased by 2.7%, excluding fuel, in the quarter. Total CASK increased 9.0%, to 15.5 cents (R$), primarily as a result of increases in aircraft fuel expenses per ASK, partially offset by a higher productivity and by a greater dilution of our fixed costs over a higher number of ASKs. Total operating expenses increased

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

63%, reaching R$477.2mm, due to extremely high fuel prices and the expansion of our operations (fleet and headcount expansion, a higher volume of landing fees and marketing activities). Over the quarter, fuel price increases led to an increase of R$95.5mm in operating expenses. Breakeven load factor increased from 54% to 62%.

Results from GOL’s operating expense (jet fuel and USD-related) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standard No 133), “Accounting of Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 2Q05, 2Q04 and 1Q05 is as follows:

Operating Expenses (R$ cents / ASK)
	2Q05	2Q04	% Chg.	1Q05	% Chg.
Salaries, wages and benefits	1.83	1.46	25.3%	2.00	-8.5%
Aircraft fuel	6.24	4.70	32.8%	5.36	16.4%
Aircraft rent	2.02	2.39	-15.5%	1.90	6.3%
Aircraft insurance	0.24	0.29	-17.2%	0.22	9.1%
Sales and marketing	2.55	2.60	-1.9%	2.64	-3.4%
Landing fees	0.69	0.64	7.8%	0.70	-1.4%
Aircraft and traffic servicing	0.64	0.93	-31.2%	0.65	-1.5%
Maintenance, materials and repairs	0.34	0.17	100.0%	0.51	-33.3%
Depreciation	0.27	0.23	17.4%	0.25	8.0%
Other operating expenses	0.64	0.77	-16.9%	0.87	-26.4%

Total operating expenses	15.46	14.18	9.0%	15.10	2.4%

Operating expenses ex- fuel	9.22	9.48	-2.7%	9.74	-5.3%

Total Operating Expenses Fuel-Neutral 2Q04	14.08	14.18	-0.7%	-	-

Total Operating Expenses Fuel-Neutral 1Q05	14.67	-	-	15.10	-2.8%

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Expenses (R$ million)
	2Q05	2Q04	% Chg.	1Q05	% Chg.
Salaries, wages and benefits	56.5	30.1	88.1%	54.6	3.5%
Aircraft fuel	192.6	97.1	98.4%	146.2	31.7%
Aircraft rent	62.4	49.3	26.4%	51.9	20.2%
Aircraft insurance	7.5	5.9	26.3%	6.0	25.0%
Sales and marketing	78.6	53.8	46.1%	72.1	9.0%
Landing fees	21.4	13.2	61.9%	19.0	12.6%
Aircraft and traffic servicing	19.6	19.2	1.9%	17.8	10.1%
Maintenance, materials and repairs	10.4	3.5	202.5%	13.8	-24.6%
Depreciation	8.3	4.8	72.9%	6.8	22.1%
Other operating expenses	19.9	15.9	25.1%	23.7	-16.0%

Total operating expenses	477.2	292.8	63.0%	411.9	15.9%

Operating expenses ex- fuel	284.6	195.7	45.4%	265.7	7.1%

Total Operating Expenses Fuel-Neutral 2Q04	434.5	292.8	48.4%	-	-

Total Operating Expenses Fuel-Neutral 1Q05	452.7	-	-	411.9	9.9%

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 25.3% to 1.83 cents (R$) due to a 5.8% inflation adjustment on salaries in 4Q04, a R$4.5mm provision for our employee profit sharing program (2004 profit sharing was expensed in 4Q), and to a 49.1% increase in the number of full-time equivalent employees, from 2,685 to 4,002, related to capacity expansion.

Aircraft fuel expenses per ASK increased 32.8% over 2Q04 to 6.24 cents (R$), due to higher fuel prices per liter. The average fuel cost per liter increase of 20% compared to 2Q04 was primarily due to the 39% increase in the international price for crude oil (WTI), partially offset by the 19% Brazilian Real appreciation. GOL’s hedging program, in conjunction with its fuel efficient fleet and intelligent yield management, has helped to mitigate against increases in jet fuel prices. The Company has hedged approximately 55% of its fuel requirements for 3Q05.

Aircraft rent per ASK decreased 15.5% to 2.02 cents (R$) in 2Q05 primarily due to a high aircraft utilization rate (14 block hours per day), and a 19% appreciation of the Brazilian Real during the period. GOL’s high aircraft utilization rates are attributable to our standardized fleet, which reduces complexity and turnaround times, and allows an increase in the number of daily flights per aircraft and a 24-hour per day utilization for over 25% of the fleet.

Aircraft insurance expenses per ASK decreased 17.2% due to a reduction in average premium rates, the 19% appreciation of the Brazilian Real against the US dollar, and a higher aircraft utilization rate.

Sales and marketing expenses per ASK decreased 1.9% to 2.55 cents (R$) primarily due to reductions in sales commissions. GOL booked a majority of its ticket sales through a combination of its website (78% during 2Q05) and its call center (9% during 2Q05).

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Landing fees per ASK increased 7.8% to 0.69 cents (R$), due to a 38% increase in departures and a 26% increase in average landing tariffs.

Aircraft and traffic servicing expenses per ASK decreased 31.2% to 0.64 cents (R$), as a result of higher productivity and reduced costs of third-party service contracts.

Maintenance, materials and repairs per ASK increased 100.0% to 0.34 cents (R$), primarily due to a one-time insurance re-imbursement in 2Q04 for extraordinary repair services performed in 1Q04 on aircraft GOO, offset by the 19% appreciation of the Brazilian Real.

Depreciation per ASK was 0.27 cents (R$), an 17.4% increase, due to a higher volume of fixed assets, particularly spare parts inventory and, to a lesser extent, the increase of our technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.64 cents (R$), a 16.9% decrease when compared to the same period of the previous year, due to higher productivity.

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a CASK increase of 1.28 cents (R$) and a 0.45 cents (R$) RASK decrease, resulted in a reduction of EBITDA per available seat kilometer from 4.72 cents (R$) in 2Q04 to 3.03 cents (R$) in 2Q05. GOL was 100% hedged on USD operating expenses in 2Q05, which resulted in R$20mm of operating losses recorded in accordance with SFAS 133. Excluding hedge results, our EBITDA was positively affected by the 49.4% increase in operating capacity, and totaled R$113.2mm compared to R$97.6mm in 2Q04.

EBITDAR Calculation (R$ cents / ASK)
	2Q05	2Q04	Chg. %	1Q05	Chg. %
Net Revenues	18.22	18.67	-2.4%	21.60	-15.6%
Operating Expenses	15.46	14.18	9.0%	15.10	2.4%

EBIT	2.76	4.49	-38.5%	6.50	-57.5%
Depreciation & Amortization	0.27	0.23	17.4%	0.25	8.0%

EBITDA	3.03	4.72	-35.8%	6.75	-55.1%
EBITDA Margin	16.6%	25.3%	-8.7 pp	31.3%	-14.6 pp
Aircraft Rent	2.02	2.39	-15.5%	1.90	6.3%

EBITDAR	5.05	7.11	-29.0%	8.65	-41.6%
EBITDAR Margin	27.7%	38.1%	-10.4 pp	40.0%	-12.3 pp

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

EBITDAR Calculation (R$ million)
	2Q05	2Q04	Chg. %	1Q05	Chg. %
Net Revenues	562.2	385.5	45.8%	589.2	-4.6%
Operating Expenses	477.2	292.8	63.0%	411.9	15.9%

EBIT	85.0	92.8	-8.4%	177.3	-52.1%
Depreciation & Amortization	8.3	4.8	72.9%	6.8	22.1%

EBITDA	93.3	97.6	-4.4%	184.1	-49.3%
EBITDA Margin	16.6%	25.3%	-8.7 pp	31.2%	-14.6 pp
Aircraft Rent	62.4	49.3	26.4%	51.9	20.2%

EBITDAR	155.7	146.9	6.0%	236.0	-34.0%
EBITDAR Margin	27.7%	38.1%	-10.4 pp	40.1%	-12.4 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR (equivalent to EBITDA before aircraft rent expenses) is an important measure of operating performance. On a per available seat kilometer basis, EBITDAR was 5.05 cents (R$) in 2Q05, compared to 7.11 cents (R$) in 2Q04. EBITDAR amounted to R$155.7mm in 2Q05, compared to R$146.9mm in the same period last year.

FINANCIAL RESULTS

Interest expense increased R$2.4mm due to a higher amount of short-term working capital debt, related to increased operations, and a negative variation on dollar-denominated deposits (a non-cash effect). Financial income increased R$13.1mm, primarily due to a R$187.1mm increase in cash balances.

Financial Results (R$ thousands)	2Q05	2Q04	1Q05

Financial Expenses
Interest Expense	(5,284)	(2,891)	(5,161)
Exchange variation Loss	(1,681)	-	-
Other	(9,838)	-	(5,194)
Total Financial Expenses	(16,804)	(2,891)	(10,355)

Financial Income
Financial Income	36,248	23,156	29,136
Capitalized Interest	5,677	-	3,444
Exchange variation Gain	-	-	1,290
Total Financial Income	41,925	23,156	33,870

Net Financial Results	25,121	20,265	23,515

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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

NET INCOME AND EARNINGS PER SHARE

Net income in 2Q05 was R$73.4mm, representing a 13.1% net income margin, vs. R$73.2mm of net income in 2Q04.

Net earnings per share, basic, was R$0.38 in 2Q05 compared to R$0.42 in 2Q04. Basic weighted average shares outstanding were 192,914,653 in 2Q05 and 175,043,243 in 2Q04.

Net earnings per share, diluted, was R$0.37 in the 2Q05 compared to R$0.42 in 2Q04. Fully-diluted weighted average shares outstanding were 193,759,282 in 2Q05 and 175,869,511 in 2Q04.

Net earnings per ADS, basic, was US$0.31 in 2Q05 compared to US$0.27 in 2Q04. Basic weighted average ADS outstanding were 96,457,327 in 2Q05 and 87,521,621 in 2Q04.

Net earnings per ADS, diluted, was US$0.31 in the 2Q05 compared to US$0.27 in 2Q04. Fully-diluted weighted average ADS outstanding were 96,879,641 in 2Q05 and 87,934,755 in 2Q04.

GOL’s bylaws provide for a mandatory dividend to common and preferred shareholders of at least 25% of annual net distributable income (i.e., net income after a 5% provisioning of net income as legal reserves) determined in accordance with Brazilian corporation law (BR GAAP). For this purpose, net income was R$162.8mm in the first six months of 2005.

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Data
US GAAP - Unaudited
	2Q05	2Q04	% Change

Revenue Passengers (000)	3,124	2,141	45.9%
Revenue Passengers Kilometers (RPK) (mm)	2,239	1,423	57.3%
Available Seat Kilometers (ASK) (mm)	3,086	2,065	49.4%
Load factor	72.6%	68.9%	3.7 pp
Break-even load factor	61.6%	54.0%	7.6 pp
Aircraft utilization (block hours per day)	13.7	13.3	3.0%
Average fare	R$ 174.74	R$ 181.30	-3.6%
Yield per passenger kilometer (cents)	23.4	26.3	-11.0%
Passenger revenue per available set kilometer (cents)	17.0	18.1	-6.1%
Operating revenue per available seat kilometer (RASK) (cents)	18.2	18.7	-2.4%
Operating cost per available seat kilometer (CASK) (cents)	15.5	14.2	9.0%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.2	9.5	-2.7%
Number of Departures	28,750	20,838	38.0%
Average stage length (km)	708	657	7.8%
Avg number of operating aircraft during period	32.0	22.0	45.5%
Full-time equivalent employees at period end	4,002	2,685	49.1%
% of Sales through website during period	78.0%	75.4%	3.4%
% of Sales through website and call center during period	86.5%	81.6%	4.9 pp
Average Exchange Rate (1)	R$ 2.48	R$ 3.05	-18.7%
End of period Exchange Rate (1)	R$ 2.91	R$ 3.11	-6.4%
Inflation (IGP-M) (2)	2.0%	4.0%	-50.0%
Inflation (IPCA) (2)	2.1%	1.6%	31.3%
WTI (avg. per barrel) (3)	$53.28	$38.32	39.0%

(1)Source: Brazilian Central Bank
(2)Source: Fundação Getulio Vargas
(3) Source: Bloomberg

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CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	2Q05	2Q04	% Change

Net operating revenues
Passenger	R$ 524,491	R$ 373,785	40.3%
Cargo and Other	37,677	11,741	220.9%

Total net operating revenues	562,168	385,526	45.8%

Operating expenses
Salaries, wages and benefits	56,542	30,053	88.1%
Aircraft fuel	192,618	97,091	98.4%
Aircraft rent	62,390	49,343	26.4%
Aircraft insurance	7,467	5,911	26.3%
Sales and marketing	78,576	53,766	46.1%
Landing fees	21,395	13,218	61.9%
Aircraft and traffic servicing	19,605	19,247	1.9%
Maintenance materials and repairs	10,447	3,453	202.5%
Depreciation	8,275	4,786	72.9%
Other operating expenses	19,876	15,883	25.1%

Total operating expenses	477,191	292,751	63.0%

Operating income	84,977	92,775	-8.4%

Other expense
Financial expense	(5,284)	(2,891)	82.8%
Financial income	36,248	23,156	56.5%
Capitalized interest	5,677	-	nm
Exchange variation loss	(1,681)	-	nm
Other	(9,838)	-	nm

Income before income taxes	110,099	113,040	-2.6%
Income taxes current	(25,074)	(26,660)	-5.9%
Income taxes deferred	(11,648)	(13,151)	-11.4%

Net income	73,377	73,229	0.2%

Earnings per share, basic	$0.38	$0.42	-9.5%
Earnings per share, diluted	$0.37	$0.42	-11.9%

Earnings per ADS, basic - US Dollar	$0.31	$0.27	14.8%
Earnings per ADS, diluted - US Dollar	$0.31	$0.27	14.8%

Basic weighted average shares outstanding	192,914,653	175,043,243	10.2%
Diluted weighted average shares outstanding	193,759,282	175,869,511	10.2%

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CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	June 30, 2005	March 31, 2005

ASSETS	2,156,392	1,840,287
Current Assets	1,500,654	1,275,080
Cash and cash equivalents	174,307	93,893
Short-term investments	768,479	661,832
Receivables less allowance	483,944	449,967
Inventories	24,011	21,330
Recoverable taxes and deferred tax	19,921	6,033
Prepaid expenses	23,125	36,223
Other current assets	6,867	5,802
Property and Equipment, net	297,674	232,724
Pre-delivery deposits for flight equipment	170,215	125,288
Other property and equipment	186,388	158,228
Accumulated depreciation	(58,929)	(50,792)
Other Assets	358,064	332,483
Deposits for aircraft leasing contracts	22,892	28,584
Deposits for aircraft maintenance	322,471	291,877
Other	12,701	12,022
LIABILITIES AND SHAREHOLDER'S EQUITY	2,156,392	1,840,287
Current Liabilities	462,354	474,495
Accounts payable	33,576	34,320
Air traffic liability	190,684	136,436
Payroll and related charges	45,420	59,825
Operating leases payable	10,837	10,390
Short-term borrowings	124,556	109,384
Dividends Payable	663	60,676
Sales tax and landing fees	49,874	48,671
Other current liabilities	6,744	14,793
Long Term Liabilities	80,119	80,608
Operating leases payable	-	9,444
Deferred income taxes, net	66,200	54,290
Other liabilities	13,919	16,874
Shareholder's Equity	1,613,919	1,285,184
Preferred Shares (no par value)	828,637	566,023
Common shares (no par value)	41,500	41,500
Additional Paid In Capital	50,031	50,031
Compensation Expenses	(7,432)	(8,656)
Appropriated retained earnings	18,352	18,352
Unappropriated retained earnings	689,182	615,805
Net comprehensive income	(6,351)	2,129

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	2Q05	2Q04	% Change

Cash flows from operating activities
Net income (loss)	73,377	73,229	0.2%
Adjustments to reconcile net income
provided by operating activities
Amortization of compensation in stocks	1,224	883	38.6%
Depreciation	8,275	4,786	72.9%
Provision for doubtful accounts receivable	(247)	(202)	22.3%
Deferred income taxes	11,648	13,151	-11.4%
Changes in operating assets and liabilities
Receivables	(33,730)	(55,046)	-38.7%
Inventories	(2,681)	(2,075)	29.2%
Prepaid expenses, other assets
and recoverable taxes	(2,533)	17,643	-114.4%
Accounts payable and long-term vendor payable	(10,188)	(16,777)	-39.3%
Deposits for aircraft and engine maintenance	(30,594)	(40,912)	-25.2%
Operating leases payable	(353)	6,671	-105.3%
Air traffic liability	54,248	33,974	59.7%
Payroll and related charges	(14,407)	(13,419)	7.4%
Other liabilities	(17,219)	(9,895)	74.0%

Net cash provided by (used in) operating activities	36,820	12,011	206.6%

Cash flows from investing activities
Deposits for aircraft leasing contracts	5,692	(3,700)	-253.8%
Acquisition of property and equipment	(28,298)	(7,766)	264.4%
Pre-delivery deposits	(44,927)	(27,096)	65.8%
Aquisition of short-term securities	(106,647)	-	nm

Net cash used in investing activities	(174,180)	(38,562)	351.7%

Cash flows from financing activities
Short term borrowings, net	15,173	69,035	-78.0%
Issuance of common and preferred shares	256,734	462,044	-44.4%
Deferred Income tax on issuance costs	5,880	-	nm
Dividends payable	(60,013)	-	nm

Net cash provided by financing activities	217,774	531,079	-59.0%

Net increase in cash and cash equivalents	80,414	504,528	-84.1%

Cash and cash equivalents at beginning of the period	93,893	191,642	-51.0%
Cash and cash equivalents at end of the period	174,307	696,169	-75.0%

Cash, cash equiv. and ST invest. at beg. of the period	755,725	191,642	294.3%
Cash, cash equiv. and ST invest. at end of the period	942,786	696,169	35.4%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	(3,837)	2,567	-249.5%
Income taxes paid	21,529	48,458	-55.6%

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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate's Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
01	GOL TRANSPORTES AÉREOS S.A.	04.020.028/0001-41	CLOSELY-HELD CONTROLLED COMPANY	100.00	100.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		60,283		60,283
02	GOL FINANCE LLP	. . /-	CLOSELY-HELD CONTROLLED COMPANY	100.00	100.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

13.01 - BUSINESS PROJECTIONS

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01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shareholders of Gol Linhas Aéreas Inteligentes S.A. holding more than 5% of the voting capital, up to the individual level, on June 30 2005:

Shareholders	Common	%	Preferred	%	Total	%
	Shares		Shares

Aeropar Participações S.A.	109,448,477	100.00%	31,493,863	40.32	140,942,340	72.18
Others	20	0.00	54,326,694	59.68	54,326,714	27.82
Total	109,448,497	100.00%	85,820,557	100.00	195,269,054	100.00

Shareholders of Aeropar Participações S.A. on June 30 2005:

Shareholders	Common	%	Preferred	%	Total	%
	Shares		Shares

Vald Participações S.A.	12,584,368	24.60%	n/a	n/a	12,584,368	24.60%
Thurgau Participações S.A	12,584,369	24.70%	n/a	n/a	12,584,369	24.70%
Limmat Participações S.A	12,584,368	24.70%	n/a	n/a	12,584,368	24.70%
Aller Particpações S.A	13,264,605	26.00%	n/a	n/a	13,264,605	26.00%
Henrique Constantino	1	0.00%	n/a	n/a	1	0.00%

Total	51,017,711	100.00%			51,017,711	100.00%

Shareholders of Vald Participações S.A. on June 30 2005:

Shareholders	Common	%	Preferred	%	Total	%
	Shares		Shares

Henrique Constantino	171,999,999	100.00%	n/a	n/a	171,999,999	100.00%
Ricardo Constantino	1	0.00%	n/a	n/a	1	0.00%

Total	172,000,000	100.00%			172,000,000	100.00%

Shareholders of Limmat Participações S.A. on June 30 2005:

Shareholders	Common	%	Preferred	%	Total	%
	Shares		Shares

Ricardo Constantino	171,999,999	100.00%	n/a	n/a	171,999,999	100.00%
Henrique Constantino	1	0.00%	n/a	n/a	1	0.00%

Total	172,000,000	100.00%			172,000,000	100.00%

Shareholders of Thurgau Participações S.A. on June 30 2005:

Shareholders	Common	%	Preferred	%	Total	%
	Shares		Shares

Joaquim Constantino Neto	171,999,999	100.00%	n/a	n/a	171,999,999	100.00%
Constantino de Oliveira
Júnior	1	0.00%	n/a	n/a	1	0.00%

Total	172,000,000	100.00%			172,000,000	100.00%

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR	Date: March 31, 2005	External Disclosure
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Brazilian Corporate Law

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shareholders of Aller Participações S.A. on June 30 2005:

Shareholders	Common	%	Preferred	%	Total	%
	Shares		Shares

Constantino de Oliveira Júnior	171,999,999	100.00%	n/a	n/a	171,999,999	100.00%
Joaquim Constantino Neto	1	0.00%	n/a	n/a	1	0.00%

Total	172,000,000	100.00%			172,000,000	100.00%

2005

Table indicating the direct and indirect stake of the Controlling Shareholders, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on June 30, 2005:

Shareholders	Common	%	Preferred	%	Total	%
	Shares		Shares

Controlling Shareholder	109,448,477	100.00%	31,493,863	36.70%	140,942,340	72.18%
Others	6		4,371,686	5.10%	4,371,692	2.24%
Directors	14	0.00%	8	0.00%	22	0.00%
Market			49,955,000	58.20%	49,955,000	25.58%
Total	109,448,497	100.00%	85,820,557	100.00%	195,269,054	100.00%

On June 30, 2005 the number of outstanding preferred shares was 49,955,000, corresponding to 25.58% of the total shares.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

SPECIAL REVIEW REPORT

The Board of Directors and Shareholders Gol Linhas Aéreas Inteligentes S.A.

1. We have performed a special review of the Quarterly Information - ITR of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries for the quarter ended June 30, 2005, comprising the balance sheets of the parent company and consolidated and the respective statements of income, the performance report and relevant information prepared in accordance with the accounting practices adopted in Brazil.

2. We conducted our review in accordance with standards of the IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial situation and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above for them to be in conformity with the accounting practices adopted in Brazil, in accordance with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly information.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

4. Our special review was conducted aiming at issuing an opinion on the financial statements referred to in the first paragraph. The statements of cash flow of the parent company and consolidated, prepared in accordance with the accounting practices adopted in Brazil, are presented in order to provide supplementary information on the Company, in spite of not being required as an integral part of the financial statements. These statements were submitted to the review procedures described in the second paragraph and, according to our special review, they present fairly, in all material respects, the financial statements taken as a whole.

São Paulo, July 15, 2005.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Adilson Birolli Gonzalez	Maria Helena Pettersson
Accountant CRC-1SP077599/O-6-RT	Accountant CRC-1SP119891/O-0

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01956-9	GOL LINHAS AÉREAS INTELIGENTES S.A.	06.164.253/0001-87

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

Subsidiary/Affiliate: GOL TRANSPORTES AÉREOS S.A.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	Date: June 30, 2005	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	7
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	27
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	28
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	29
07	01	CONSOLIDATED STATEMENT OF INCOME	30
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	31
09	01	HOLDINGS IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	42
13	01	BUSINESS PROJECTS	43
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	44
17	01	SPECIAL REVIEW REPORT	46
		GOL TRANSPORTES AÉREOS S.A.	/46
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE	48
		GOL FINANCE LLP	/48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.